Response to N-SAR Item 77-D for First Investors New York Insured Tax Free Fund, Inc.:

Yes.

The First Investors First Investors Insured First Investors New York Insured Tax Free Fund, Inc., adopted the following non-fundamental investment restriction regarding investments in interest rate swaps transactions, "The Fund may invest up to 25% of its net assets in interest rate swaps. For purposes of calculating this 25% limitation, the Fund will use the notional principal amount of an interest rate swap."